UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
Commission File Number: 001-41912
___________________________
Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current Form 6-K to report (i) transactions carried out by Ferrovial SE under the buy-back program for its treasury shares on August 19, 2024, (ii) termination of its current share buy-back program and (iii) implementation of a new repurchase program of its shares with disclosure of its characteristics.
Attached to this current report on Form 6-K are:
(1) a press release dated August 23, 2024 as Exhibit 99.1 regarding termination of current share buy-back program.
(2) a press release dated August 23, 2024 as Exhibit 99.2 regarding implementation of a new share buy-back program.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated August 23, 2024 regarding termination of current share buy-back program.
99.2	Press Release issued by Ferrovial SE dated August 23, 2024 regarding implementation of a new share buy-back program.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: August 23, 2024
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer